

July 30, 2018

Timothy J. Schneider
President
County Bancorp, Inc.
860 North Rapids Road
Manitowoc, WI 54221

      **Re:  County Bancorp, Inc.**
          **Registration Statement on Form S-4**
          **Filed July 26, 2018**
          **File No. 333-226357**

Dear Mr. Schneider:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration.  We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Eric Envall at (202) 551-3234 with any questions.

          Division of Corporation Finance
          Office of Financial Services